May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.
Registration Statement on Form S-3
Filed April 27, 2022
Commission File No. 333-264498

Ladies and Gentlemen:

Radiant Logistics, Inc. (the “Registrant”) hereby respectfully requests withdrawal of its acceleration request filed on May 4, 2022 relating to the effectiveness of its Registration Statement on Form S-3 (File No. 333-264498).

Thank you for your prompt attention to this request. Should you have any questions, please contact Patrick Pazderka of Fox Rothschild LLP, counsel to the Registrant, at (612) 607-7557.

Very truly yours,
RADIANT LOGISTICS, INC.
By: _/s/ Bohn H. Crain__________________
Bohn H. Crain
Chief Executive Officer

Triton Towers Two • 700 S Renton Village Place • Seventh Floor • Renton, WA 98057

425-462-1094 • Fax 425 462-0768 • www.radiantdelivers.com